[Letterhead of Monsanto Company]

                                                              Exhibit (a)(7)(iv)

Immediately

Lori J. Fisher  (314-694-8535)  lori.j.fisher@monsanto.com

MONSANTO EXTENDS TENDER OFFER FOR DEKALB SHARES

     ST. LOUIS (July 10, 1998) - Monsanto Company announced today that it has extended until 4 p.m. EDT, on Friday, August 7, 1998, the expiration date of its tender offer for all the outstanding shares of Class A and Class B Common Stock of DEKALB Genetics Corporation, at a purchase price of $100 in cash per share. The offer had previously been scheduled to expire at 4 p.m. EDT today. As of the close of business on Thursday, July 9, 1998, 3,912,894 Class A shares and 10,448,242 Class B shares had been validly tendered and not withdrawn. These figures do not include 485,442 Class A shares and 13,321,436 Class B shares held by Monsanto.

     On May 15, 1998, Monsanto commenced a cash tender offer for all of the common stock of DEKALB at $100 net per share. The second step of the transaction will be a merger in which any remaining stock of DEKALB will be exchanged for cash at the same price per share paid in the tender offer. If the tender offer is not completed by May 9, 1999, the offer price will increase by 50 cents per share on the 10th day of each month, starting on May 10, 1999.

     The tender offer is conditioned on there having been validly tendered and not withdrawn prior to the expiration of the offer a number of shares of Class A Common Stock that (together with the shares of Class A Common Stock then held by Monsanto) would constitute a majority of the shares of Class A Common Stock (assuming the exercise of all options, exchange rights and conversion rights of securities exercisable for shares of

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Class A Common Stock) outstanding at the expiration of the offer (the "minimum condition"), the expiration or termination of the Hart-Scott-Rodino waiting period applicable to the offer and other customary conditions. The number of shares of Class A Common Stock tendered and not withdrawn as of July 9 would be sufficient to satisfy the minimum condition.

     As previously disclosed, under the terms of the merger agreement between Monsanto and DEKALB, Monsanto is required to extend the tender offer pending satisfaction of the Hart-Scott-Rodino waiting period and the other conditions to the offer, but in no event beyond Nov. 9, 1999, unless the offer is earlier terminated in accordance with the terms of the merger agreement. Also as previously disclosed, Monsanto and DEKALB have received requests for additional information and other documentary materials from the U.S. Department of Justice
(DOJ) under the Hart-Scott-Rodino Act concerning Monsanto's acquisition of DEKALB. This request extends the waiting period under the Hart-Scott-Rodino Act during which the parties are prohibited from closing the transaction. The companies are in the process of complying with the DOJ's requests for information and are seeking to do so promptly.

     As a life sciences company, Monsanto is committed to finding solutions to the growing global needs for food and health by sharing common forms of science and technology among agriculture, nutrition and health. The company's 23,100 employees worldwide make and market high-value agricultural products, pharmaceuticals and food ingredients.

     DEKALB is a global leader in agricultural genetics and a top hybrid seed corn company in the United States. It also has a strong presence in Latin America, plus seed interests in Europe and Southeast Asia. DEKALB currently offers its customers Monsanto traits for YieldGard insect-protected corn and Roundup Ready herbicide-tolerant corn.

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Note to editors: YieldGard and Roundup Ready are trademarks of Monsanto Company.